FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045774

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 12, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

NEWS RELEASE

PRECISION DRILLING CORPORATION WILL NOT INCREASE ITS OFFERS FOR AOG

Precision Drilling

Calgary, Alberta, Canada – July 11, 2002

Precision Drilling Corporation ("Precision") today announced that its wholly owned subsidiary, Precision Drilling (Australia) Pty Limited ACN 100 307 168 will not proceed with its proposed takeover bid for shares and options in Australian Oil & Gas Limited ("AOG") which had been previously announced on May 29, 2002.

On July 11, 2002, Ensign (Australia) Holdings Pty Ltd. notified ASX that it had increased its relevant interests in shares in AOG to 52.51% on a fully diluted basis and that, accordingly, its offers were increased to $2.70 per AOG share and $1.50 per AOG option.

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor. Precision is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Dale E. Tremblay, Senior Vice President Finance and Chief Financial Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

CONFCAL2.WPD

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: July 12, 2002